Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Committee

Liberty Media 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-134067 and 333-149545) on Form S-8 of the Liberty Media 401(k) Savings Plan of our report dated June 9, 2009, with respect to the statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for participant benefits for the years then ended and the related supplemental schedules, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Liberty Media 401(k) Savings Plan.

KPMG LLP

Denver, Colorado

June 9, 2009